                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.1)

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)

                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  20009P-10-3
                         (CUSIP NUMBER OF COMMON STOCK)

                            DONALD P. MCAVINEY, ESQ.
                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                               1007 MARKET STREET
                           WILMINGTON, DELAWARE 19898
                                 (302) 774-9564
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             JUSTIN P. KLEIN, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                           PHILADELPHIA, PENNSYLVANIA
                                 (215) 864-8606

                           ------------------------
                           CALCULATION OF FILING FEE

       =================================================================
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
       -----------------------------------------------------------------
               $101,374,106                             $20,274
       =================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $6.75 FOR 13,489,604 SHARES

     OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 27, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE SHARES OF COMMON STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDERS.

[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:                  $ 20,274
     FORM OR REGISTRATION NO.:                Schedule 14D-1
     FILING PARTY:                            E.I. du Pont de Nemours and
                                              Company, DuPont Pharma, Inc.,
                                              and DPC Newco, Inc.
     DATE FILED:                              October 12, 1999

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 initially filed on October 12, 1999 (the "Schedule 14D-1"), relating to a tender offer by DPC Newco, Inc. ("Offeror"), a Delaware corporation and a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.  The information set forth in Items 10(c) and
(e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (c) Parent filed on October 12, 1999 a Notification and Report Form with respect to the Offer under the HSR Act. The waiting period under the HSR Act will expire on October 27, 1999 unless Parent receives early termination or a request for additional material or information.

     (e) On October 15, 1999, a putative shareholder "class action complaint for breach of fiduciary duty" was filed in the Superior Court of the State of California, County of San Diego, by Alfred Ivers, on behalf of himself and all others similarly situated, against the Company, its Board of Directors, Parent, Offeror, Donaldson Lufkin & Jenrette Securities Corporation, the Company's investment advisor ("DLJ"), and "DOES I-25." The complaint alleges, among other things, that the members of the Company's Board of Directors have breached their fiduciary duty of loyalty and due care and their duty of candor in connection with the execution of the Merger Agreement and related events and that Parent, Offeror and DLJ have aided and abetted the members of the Company's Board of Directors in breaching their fiduciary duties. The complaint, among other things, seeks to (i) declare the Merger Agreement unenforceable, (ii) enjoin the Offer and the Merger and (iii) recover unspecified monetary damages, costs and attorneys' fees. The foregoing description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached hereto as Exhibit (g)(l) and is incorporated herein by reference. Based on an initial review, Parent, Purchaser and Offeror believe the claims asserted against Parent and Offeror are without merit and Parent and Offeror intend to vigorously defend the suit. Parent, Purchaser and Offeror have been advised by the Company that the Company believes the claims against it, its Board of Directors and DLJ are without merit and that the Company, its Board of Directors and DLJ intend to vigorously defend the suit.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (g)(1) Complaint filed on October 15, 1999 in the Superior Court of the State of California, County of San Diego, in an action titled Alfred Ivers vs. CombiChem, Inc., et al.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 22, 1999


                              E.I. DU PONT DE NEMOURS AND COMPANY


                              By: /s/ Gary M. Pfeiffer
                                 --------------------------
                              Name: Gary M. Pfeiffer
                              Title: Senior Vice President and Chief Financial
                                     Officer

                              DUPONT PHARMA, INC.


                              By: /s/ Richard E. Gies
                                 --------------------------
                              Name: Richard E. Gies
                              Title: Senior Vice President and Chief Financial
                                     Officer

                              DPC NEWCO, INC.


                              By: /s/ Richard E. Gies
                                 -------------------------
                              Name: Richard E. Gies
                              Title: President

                                 EXHIBIT INDEX


EXHIBIT                  DESCRIPTION

(g)(1) Complaint filed on October 15, 1999 in the Superior Court of the State of California, County of San Diego, in an action titled Alfred Ivers vs. CombiChem, Inc., et al.

                                                                  Exhibit (g)(1)
MILBERG WEISS BERSHAD
 HYNES & LERACH LLP
WILLIAM S. LERACH (68581)
DARREN J. ROBBINS (169593)
RANDALL J. BARON (150796)
600 West Broadway, Suite 1800
San Diego, CA  92101
Telephone:  619/231-1058

Attorneys for Plaintiff



                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              COUNTY OF SAN DIEGO

ALFRED IVERS, On Behalf of Himself and All )  Case No.
Others Similarly Situated,                 )
                                           )  CLASS ACTION
                                              ------------
                    Plaintiff.             )
                                           )  CLASS ACTION COMPLAINT FOR
     vs.                                   )  BREACH OF FIDUCIARY DUTY
                                           )
COMBICHEM, INC., PHILIPPE O.               )  General - Civil
CHAMBON, WILLIAM SCOTT, VICENTE            )
ANIDO, JR., ARTHUR REIDEL, PETER L.        )
MYERS, MICHAEL J. PAZZANI, E.I.            )
DUPONT DE NEMOURS AND COMPANY,             )
DPC NEWCO, INC., DONALDSON LUFKIN          )
& JENRETTE SECURITIES CORPORATION          )
and DOES 1-25, inclusive,                  )
                                           )
                    Defendants.            )
______________________________________     )  DEMAND FOR JURY TRIAL
                                              ---------------------

     Plaintiff, by his attorneys, alleges as follows:

                                  INTRODUCTION

     1. This is a class action on behalf of the public stockholders of CombiChem, Inc. ("CombiChem" or the "Company") against CombiChem and its Board of Directors (collectively the "CombiChem Defendants") as well as E.I. DuPont de Nemours and Company and DPC Newco, Inc. (collectively "DuPont") and Donaldson Lufkin & Jenrette Securities Corporation ("DLJ"), arising out of DuPont's October 5, 1999 offer to purchase the outstanding shares of CombiChem for $6.75 per share.

     2. Each of the defendants has directly violated and/or aided and abetted the other defendants' violations of the fiduciary duties owed to the public shareholders of CombiChem. Absent judicial intervention, the merger will be consummated which will result in irreparable injury to the plaintiff and the Class. This action seeks to enjoin defendants' unlawful conduct.

                             JURISDICTION AND VENUE

     3. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, (S)10, because this case is a cause not given by statute to other trial courts.

     4. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of California. Certain of the defendants are citizens of California, including defendant CombiChem which has its principal place of business in the State of California. The amount in controversy of plaintiff's claim exclusive of interest and costs is less than $75,000. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

     5. Plaintiff Alfred Ivers at all times relevant hereto has been a stockholder of CombiChem.

     6. Defendant CombiChem is a corporation with its principal executive offices located at 9050 Camino Santa Fe, San Diego, California. CombiChem is a San Diego-based computational drug discovery company which utilizes its rapid synthesis capabilities to accelerate the discovery process for new drugs. CombiChem's common shares are publicly traded on the NASDAQ. CombiChem has over
13.5 million shares outstanding held by hundreds of shareholders.

     7. Defendant Philippe O. Chambon ("Chambon") has served as a director of the Company since 1995.

     8. Defendant William Scott ("Scott") has served as a director of the Company since 1997.

     9. Defendant Vicente Anido, Jr. ("Anido") has served as President and Chief Executive Officer and as a director of the Company since 1996.

     10. Defendant Arthur Seidel ("Reidel") has served as a director of the Company since 1997.

     11. Defendant Peter L. Myers ("Myers") has served as a director, Vice President and Chief Scientific Officer of the Company since 1995.

     12. Defendant Michael J. Pazzani ("Pazzani") has served as a director of the Company since 1999.

     13. The defendants named in (P)(P)7-12 are sometimes collectively referred to herein as the "Individual Defendants."

     14. Defendant E.I. DuPont de Nemours and Company ("DuPont de Nemours") is the parent corporation of DPC Newco, Inc. ("DPC"). DuPont de Nemours is a pharmaceutical company operating in 65 countries world wide. DPC is a company that was formed for the purposes of facilitating this acquisition. Both DuPont de Nemours and DPC (collectively "DuPont") are Delaware corporations with their principal executive offices located in Wilmington, Delaware.

     15. Defendant Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") is an investment banking firm with its principal executive offices located in New York, New York.

     16. The true names and capacities of defendants sued herein under California Code of Civil Procedure (S)474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

     17. By virtue of their positions as directors and/or officers of CombiChem, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause CombiChem to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

     18. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of CombiChem and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

     19. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to MAXIMIZE the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

       (a) adversely affects the value provided to the corporation's shareholders;

       (b) contractually prohibits them from complying with or carrying out their fiduciary duties;

       (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

       (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

     20. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure the defendants receive hundreds of thousands of dollars in personal benefits at the expense of CombiChem's shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

                            CLASS ACTION ALLEGATIONS

     21. Plaintiff brings this action pursuant to /S/382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all holders of CombiChem common stock, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     22. This action is properly maintainable as a class action.

     23. The Class is so numerous that joinder of all members is impracticable. There are over 13.5 million shares of CombiChem stock issued. The shares trade on the NASDAQ and thousands of CombiChem stockholders of record are located throughout the United States.

     24. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, INTER ALIA, the following:

       (a) whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of CombiChem;

       (b) whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of CombiChem;

       (c) whether the defendants have, in bad faith or for improper motives, erected and/or retained barriers to discourage other offers for the Company or its assets;

       (d) whether plaintiff and the other members of the Class would be irreparably damaged were the provisions and conduct detailed herein allowed to persist; and

       (e) whether the compensation to be paid to plaintiff and the Class is unfair and inadequate.

     25. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

     26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     27. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

     28. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                         BACKGROUND TO PROPOSED MERGER

     29. CombiChem is engaged in the computational discovery of drugs wherein the Company applies its proprietary design technology and rapid synthesis capabilities to accelerate the discovery process for new drugs and chemical products. Since CombiChem went public in 1998, its unique approach has provided the pharmaceutical and chemical industries the opportunity to conduct drug discovery efforts in a more productive and cost-effective manner. In the Spring of 1999, CombiChem's efforts and the shareholders' investment in CombiChem were just beginning to pay off as its services were in increasing demand and the Company was just about to post its first profit ever.

     30. On April 27, 1999, CombiChem announced that it launched TargetStar/TM/

       TargetStar is a new discovery product designed to help the pharmaceutical and biotechnology industry overcome the challenging task of prioritizing and determining the "drugability" of the many new and novel drug targets being discovered within these industries.

       "TargetStar exemplifies CombiChem's commercialization strategy for its proprietary design technology and allows us to offer our computational expertise to a broader customer base," said Vicente Anido, Jr., Ph.D., CombiChem's president and chief executive officer. "As a result of all the recent discoveries in the human genome, the biotechnology and pharmaceutical industries are being flooded with new drug target opportunities. We believe TargetStar will help them decide which targets may be worth moving into the expensive discovery process," stated Anido.

     31. On June 2, 1999, CombiChem announced that it has received from the U.S. Patent and Trademark Office, Patent No. 5,767,238 entitled "Inverse Solid Phase Synthesis."

       The patent describes CombiChem's invention for the general use of a solid phase matrix to readily separate product from reactants in the solution synthesis of organic molecules. In addition, the patent specifically describes the use of said solid phase matrix in combinational library synthesis using traditional solution chemistry. Inverse solid phase addition represents an attractive alternative to conventional solid phase synthesis which can be limited in scope and often demands significant preoptimization work before being successful.

       The issuance of the patent covers methods of using a range of solid phase matrices to bind "unreacted" reactants following solution synthesis, and enables rapid isolation of product by simple separation techniques. The process can be applied at each reaction step of compound library production thereby offering the capability to effectively conduct such synthesis in solution, still the favored route for chemists to produce new organic molecules.

       CombiChem's incorporation of this technique into its Discovery Engine/TM/ permits the rapid synthesis of a large range of novel organic molecules which it believes may be useful in discovering novel pharmaceuticals, agrochemicals and fine chemical products.

       "We are pleased that the U.S. Patent Office granted us a patent in the use of resin capture agents to enable facile purification of reaction products following combinational library synthesis in solution," said Dr. Peter L. Myers, CombiChem's chief scientific officer and chief operating officer.

     32. The Individual Defendants knew that even though CombiChem was on the brink of finally realizing profits and would enjoy a boost in its share price, the Individual Defendants benefit's resulting from the Company's success would be limited - at least for the next few years. The Individual Defendants were handsomely rewarded by CombiChem with stock options through three separate plans: the Salary Option Grant, the Automatic Option Grant and the Director Fee

Option Grant. The plans provided the stock options would vest over a period of several years. As such, the Individual Defendants were precluded from realizing any benefit from their unvested options even though the Company was about to become profitable. For defendants Pazzani, Chambon and Scott, who owned no shares (besides options subject to a vesting schedule of 20,000, 20,000 and 25,000, respectively), this was troubling. Equally troubled were the defendants who ACTUALLY OWNED SOME SHARES but had hundreds of thousands of dollars tied up in unvested options. Both defendants Anido and Myers had 150,001 options each which were subject to the Company's vesting schedule.

     33. Absent waiting out the full vesting schedule there was only one way to fully capitalize on CombiChem's success - sell the Company.

     34. The Individual Defendants knew that if the Company was acquired, their options granted under the Director Fee Option Grant, the Automatic Option Grant, and the Salary Option Grant WOULD IMMEDIATELY VEST and become fully exercisable. As such, if the Company was sold, the Individual Defendants would realize hundreds of thousands of dollars that they would have otherwise had to wait years for.

     35. Similarly, defendant DLJ wanted to capitalize on CombiChem's success but it too was limited in its capitalization abilities by virtue of the fact that it owned almost 1,500,000 CombiChem shares and there was little depth to the market for CombiChem shares. CombiChem traded on average 71,000 shares per day and it would be virtually impossible for DLJ to sell these shares on the open market. Given the sheer magnitude of its holdings and its desire to dispose of its stock, DLJ needed to cashout of its shares through an acquisition/merger of CombiChem in order to sell its CombiChem shares at a price at or near the current "bid."

                              MERGER NEGOTIATIONS

     36. On or about August 25, 1999, the Individual Defendants met with DuPont executives to discuss a possible sale of CombiChem to DuPont. By late August, CombiChem and DuPont had entered into formal merger negotiations wherein the Individual Defendants provided to DuPont certain proprietary information about the Company and the Company's prospects. In fact it was during these negotiations that the Individual Defendants disclosed for the first time ever that CombiChem would report net income for the second half of 1999. More significantly, the Individual Defendants revealed that the aggregate net income that CombiChem would report in the third and fourth quarters of 1999 would exceed $4.3 million for the quarters combined. In addition, the Individual Defendants provided to DuPont the Company's internal operating projections wherein it was disclosed that CombiChem would post revenue growth of 50% for the year 1999 and would earn $26 million over the next 3-1/4 years. The following are the internal operating projections that were provided by the Individual Defendants to DuPont during their merger negotiations:

                   COMBICHEM'S INTERNAL OPERATING PROJECTIONS

                   1999            2000           2001           2002           2003
----------------------------------------------------------------------------------------
Revenue       $22.6 million   $31.1 million  $37.7 million  $45.9 million  $54.6 million
----------------------------------------------------------------------------------------
Net Income
(Loss)        ($2.3 million)  $0.5 million   $5.6 million   $11.5 million  $12.5 million
----------------------------------------------------------------------------------------

                            THE PROPOSED ACQUISITION

     37. On October 5, 1999, CombiChem announced that it had entered into a merger agreement with DuPont, to acquire, via a tender offer, the outstanding shares of CombiChem for approximately $91 million dollars or $6.75 per share.

     38. The proposed acquisition price is a DISCOUNT to where CombiChem stock went public the year before. In fact, the merger was timed to close just before the Company would be obligated to disclose its financial results for the third quarter 1999 and before CombiChem would reveal it would be profitable for the first time AND that it would have net income of $4.3 million in the third and fourth quarters combined.

     39. The price of $6.75 per share which DuPont proposes to pay to Class members is grossly unfair and inadequate because, among other things:

       (a) The announcement of the proposed merger was made at a time when the Company's stock price was trading below where it had gone public the year before; and

       (b) The defendants timed the announcement of the merger to place an artificial cap on the price for CombiChem's stock to enable them to acquire the stock at the lowest possible price;

       (c) The defendants timed the merger to close prior to the date in which they would disclose CombiChem's strong third quarter 1999 results, including 50%+ revenue growth, and post CombiChem's first quarterly profit since its existence as a public company;

       (d) The merger with DuPont was agreed to at a grossly inadequate price in exchange for DuPont's agreement to enter into employment agreements with certain of the CombiChem insiders; and

       (e) The merger documents do not adequately disclose and the defendants have never disclosed that CombiChem will have net income of $4.3 million in the third and fourth quarters combined.

                              THE MERGER AGREEMENT

     40. The Merger Agreement contained numerous provisions designed to tilt the playing field in favor of DuPont and/or make it difficult for a competing bid from a third party to succeed, including:

       A "no shop" provision which states in part that "the Company shall not, nor shall it permit its affiliates and the officers, directors, employees, representatives and agents of the Company and its Subsidiaries (including without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any nonpublic information or data (other than the Company's standard public information package) to, any corporation, partnership, Person or other entity or group (other than [DuPont], any affiliate or associate of [DuPont] or any designees of [DuPont]) with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company) concerning an Acquisition Transaction (and 'Acquisition Proposal') or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal."

     41. If the acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, which is growing at a 50+% rate and will post $17 million in profits in 2000-2002 alone, but rather will be cashed out of their CombiChem shares for just $6.75 per share .

     42. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of THEIR COMPANY. The officers and directors are obligated to MAXIMIZE shareholder value, not structure a preferential deal for themselves where they will receive "change of control" payments following the consummation of this proposed merger.

     43. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

     44. By reason of their positions with CombiChem, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of CombiChem, and especially the true value and expected increased future value of CombiChem and its assets, which they have not disclosed to CombiChem's public stockholders, including, but not limited to CombiChem's preliminary third quarter 1999 results and the fact that they expect CombiChem to have net income of $4.3 million in the third and fourth quarters combined.

     45. The Individual Defendants concealed the true worth of CombiChem by, among other things, never revealing (prior to agreeing to support DuPont's tender offer and thereby capping the price of CombiChem shares) that CombiChem would EARN $26 million over the next 3-1/4 years. Thus, the Individual Defendants have failed to ensure that CombiChem shareholders obtained the highest value reasonably available prior to entering into the merger agreement.

                             FIRST CAUSE OF ACTION
                      BREACH OF FIDUCIARY DUTY OF LOYALTY
                   AND DUE CARE AGAINST COMBICHEM DEFENDANTS

     46. Plaintiff repeats and realleges each allegation set forth herein.

     47. The Individual Defendants have thus far failed to announce active auction, open bidding or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for CombiChem's shareholders, the Individual Defendants have taken actions that will only serve their own interests while inhibiting the maximization of shareholder value.

     48. The Individual Defendants were and are under a duty:

       (a) to fully inform themselves of the market value of CombiChem before taking, or agreeing to refrain from taking, action;
       (b)     to act in the interests of the equity owners;

       (c)     to maximize shareholder value;
       (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and
       (e) to act in accordance with their fundamental duties of due care and loyalty.

     49. By the acts, transactions and courses of conduct alleged herein, the CombiChem Defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in CombiChem.

     50. CombiChem shareholders will, if these defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

     51. By reason of the foregoing acts, practices and course of conduct, the CombiChem Defendants failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other CombiChem public stockholders and were assisted in that failure by DuPont and DLJ, which knowingly assisted defendants' wrongful acts.

     52. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:


     . Undertake an independent evaluation of CombiChem's worth as an acquisition candidate.

     . Rescind any and all agreements that inhibit the maximization of shareholder value, including but not limited to the "no shop" provision and agreements to obtain employment for CombiChem insiders.

     . Disclose to the public that CombiChem wold generate net income of at least $4.3 million for the third and fourth quarters of 1999 combined.

     . Retain independent advisors and appoint a truly independent committee of persons so that the interests of CombiChem's public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of CombiChem's public stockholders.

     53. As a result of these defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

     54. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

     55. As a result of the CombiChem Defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for CombiChem's assets and business and will be prevented from obtaining the real value of their equity ownership in CombiChem. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

     56. Plaintiff and the other members of the Class have no adequate remedy at law.
                             SECOND CAUSE OF ACTION

             BREACH OF DUTY OF CANDOR AGAINST COMBICHEM DEFENDANTS

     57. Plaintiff repeats and alleges each allegation set forth herein.

     58. As fiduciaries of the CombiChem shareholders, the Individual Defendants owe the CombiChem shareholders a duty to fully disclose the existence and nature of all material facts in their possession or control with respect to the DuPont merger and all other alternative transactions.

     59. The Individual Defendants breached and are continuing to breach their duty of candor and full disclosure owed to CombiChem's shareholders by failing to disclose material facts concerning CombiChem and its operations. For example, defendants have failed to adequately disclose in the Tender Offer/Merger documents that (i) its financial advisor (DLJ) had an inherent conflict of interest in rendering its purported "fairness opinion" in that DLJ owns approximately 11% (or 1,490,000 shares) of the outstanding shares of CombiChem and that BUT FOR the tender offer it would essentially be unable to dispose of its CombiChem shares due to the lack of depth of the market for CombiChem shares (71,000 average daily trading volume); (ii) THAT DLJ REGULARLY PERFORMS INVESTMENT BANKING SERVICES FOR DUPONT and DLJ's refusal to rubber stamp the tender offer as "fair" would threaten its ability to generate monies from and be compensated for future investment banking services; (iii) that a member of CombiChem's Board of Directors is also an employee of and receives a salary from an affiliate of DLJ and that his acquiescence to rubber stamp the tender offer was influenced by fear of his potential loss of employment and the future benefits to be derived therefrom; and (iv) that CombiChem would have net income of at least $4.3 million in the third and fourth quarters combined. Plaintiff has no adequate remedy at law for defendants' misrepresentations and/or omissions. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

                             THIRD CAUSE OF ACTION

                   AIDING AND ABETTING OF BREACH OF FIDUCIARY
                         DUTIES AGAINST DUPONT AND DLJ.

     60. Plaintiff repeats and alleges each allegation set forth herein.

     61. DuPont and DLJ aided and abetted the CombiChem defendants' breach of fiduciary duties to CombiChem's shareholders to maximize shareholder value by actively participating and colluding in the CombiChem Defendants' breach. DuPont and DLJ aided in timing the acquisition to close before CombiChem reveals that for the first time in its history as a public company it would be profitable AND that it would have aggregate net income for third and fourth quarters combined of $4.3 million, all of which has deprived the CombiChem shareholders of the highest value available to them. As a result of DuPont and DLJ's conduct alleged herein, DuPont and DLJ benefitted financially.

     62. Defendants must be enjoined from continuing with the tender offer. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

                                     PRAYER

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the DuPont merger agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     C. Enjoining defendants from proceeding with the DuPont merger agreements and tender offer;

     D. Enjoining defendants from consummating the merger, and/or tender offer unless and until the Company discloses all material facts regarding the tender offer/merger and implements procedures to obtain the highest possible price for the Company;

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     F.        Awarding plaintiff and the Class appropriate damages;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     H. Granting such other and further relief as this Court may deem just and proper.

                                  JURY DEMAND

     Plaintiff demands a trial by jury.

     DATED this 15th day of October, 1999.

                                    MILBERG WEISS BERSHAD
                                      HYNES & LERACH LLP
                                    WILLIAM S. LERACH
                                    DARREN J. ROBBINS
                                    RANDALL J. BARON


                                      /S/ Darren J. Robbins
                                    ------------------------------------
                                         DARREN J. ROBBINS

                                    600 West Broadway, Suite 1800
                                    San Diego, CA 92101
                                    Telephone: 619/231-1058

                                    Attorneys for Plaintiff